Exhibit 12

155 East Tropicana, LLC

Computation of Ratio of Earnings to Fixed Charges

Year ended December 31	2009

Earnings:
Income from operations before taxes on income	$(9,793,047)
Fixed charges added to earnings	13,324,441
Amortization of capitalized interest	22,373
Total earnings	$3,553,767

Fixed Charges:
Interest expense	$13,324,441
Total fixed charges	$13,324,441

Ratio of earnings to fixed charges	0.3